KG 8/17

06009689

A/S 8/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-17025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.L. King & Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine Elk Street
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Benton 518-431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway (Address) Albany (City) New York (State) 12207 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/18

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

C.L. King & Associates, Inc. and Subsidiary

Consolidated Statement of Financial Condition
(and Report of Independent Auditors)
December 31, 2005

C.L. King & Associates, Inc. and Subsidiary
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of C.L. King & Associates, Inc. and its subsidiary (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 9 to the consolidated statement of financial condition, the Company has had significant transactions with related parties.

PricewaterhouseCoopers LLP

February 24, 2006

C.L. King & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 211,220
Restricted cash	186,631
Cash and securities segregated under federal and other regulations	17,325,000
Deposits with clearing organizations	425,934
Receivables from:	
Brokers, dealers and clearing organizations	2,374,231
Securities borrowed	79,734,464
Customers	278,609
Related parties	92,017,658
Securities owned, at market value	19,811,342
Property and equipment	1,055,802
Other assets	659,374
Total assets	$ 214,080,265
Liabilities and Stockholders' Equity	
Short-term bank loans	$ 9,350,000
Payables to:	
Brokers, dealers and clearing organizations	1,119,624
Securities loaned	64,642,680
Customers	11,311,283
Related parties	102,536,420
Securities sold, but not yet purchased, at market value	2,144,261
Accounts payable and accrued expenses	2,589,849
Total liabilities	193,694,117
Commitments and contingencies	
Subordinated borrowings - related party	9,000,000
Stockholders' equity	
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares	3,050
Additional paid-in capital	96,950
Retained earnings	11,310,761
Less: Treasury stock, at cost, 9,250 shares	(24,613)
Total stockholders' equity	11,386,148
Total liabilities and stockholders' equity	$ 214,080,265

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Significant Accounting Policies

Business Operations

The consolidated statement of financial condition includes the accounts of C.L. King & Associates, Inc. (the "Company") and its wholly-owned subsidiary Jetco V, LLC. The Company is a securities broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC). The Company is engaged principally in the trading and brokerage of equity securities and other investment products for individual and institutional customers throughout the United States. Jetco V, LLC was organized in 2001 pursuant to the laws of the State of New York. Through July 2005 Jetco V, LLC owned an aircraft, its principal asset, which it operated for charter. In August, 2005 Jetco V, LLC sold the aircraft.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis.

Securities owned and securities sold, but not yet purchased are comprised of United States stocks and are valued at market value based on quoted market prices.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount of cash loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate. These agreements typically mature within one week.

Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral
The Company continues to report assets it has pledged as collateral in secured borrowings when the secured party cannot sell or repledge the assets.

Receivables from Clearing Broker
Receivables from clearing broker represent cash balances on deposit with and securities receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counter party.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with varying lives ranging from 3 to 10 years.

Financial Instruments
The financial instruments of the Company are reported on the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The estimated fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2005 approximates their carrying value based on current rates available.

Income Taxes
The Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

2. Cash and Securities Segregated Under Federal and Other Regulations

Resale agreements collateralized by U.S. Government securities of $17,325,000 as of December 31, 2005 have been segregated in special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2005:

Receivable from clearing broker	$	2,367,746
Receivable from clearing organizations		1,485
Receivables from securities failed to deliver		5,000
	$	2,374,231
Payable to clearing organizations	$	49,234
Payable to brokers for unsettled securities transactions		1,001,090
Payables from securities failed to receive		69,300
	$	1,119,624

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers and clearing organization on the statement of financial condition.

4. Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Securities owned by customers and related parties are held as collateral for the receivable balances. Such collateral is not included in the financial statement. The customer and related party collateral amounted to $145,643,206 at market value at December 31, 2005.

5. Property and Equipment

Property and equipment consists of the following at December 31, 2005:

Furniture/fixtures	$	324,460
Office equipment		1,184,402
Leasehold improvements		885,486
		2,394,348
Less: Accumulated depreciation		(1,338,546)
Property and equipment, net	$	1,055,802

6. Short-Term Bank Loans

The short-term bank loans are obtained under four lines of credit, one $35,000,000 line of credit, one $25,000,000 line of credit and two $15,000,000 lines of credit, all with variable interest rates. The interest rates on the lines are as follows: on two of the lines, it is based upon the prevailing federal funds rate plus 1.00% (5.00% at December 31, 2005), another is based upon the effective federal funds rate plus 1.05% (5.26% at December 31, 2005), and the fourth is based upon the targeted federal funds rate plus 1.00% (5.18% at December 31, 2005). As of December 31, 2005, the loans are collateralized by $29,753,145 of the Company's and certain related parties' securities purchased on margin subject to certain regulatory formula. The Company has not separately presented these securities on the statement of financial condition as the creditors cannot sell or repledge the collateral. The average interest rate on these loans was 4.00% for the year ended December 31, 2005. Total unused lines of credit amounted to $80,650,000.

Restricted cash of $186,631 at December 31, 2005 represents a compensating balance maintained to assure future credit availability on one of the $15,000,000 lines of credit. According to the terms of the agreement, the Company must maintain a low six figure deposit with the lending institution at all times.

7. Commitments and Contingencies

The Company leases office space from a real estate partnership, the majority of which is owned by the Company's principal stockholder. The lease expired on January 31, 2004 and was month-to-month through December 31, 2005, requiring monthly payments of $8,200. In January 2006, the

Company entered into a new 5 year lease with the partnership requiring monthly payments of $27,050.

The Company also leases additional office space and certain office and communication equipment under noncancelable operating leases which expire at various times through 2013. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2006	$	808,544
2007		695,342
2008		703,837
2009		632,532
2010		603,194
Thereafter		589,105
	$	4,032,554

At December 31, 2005, the approximate market value of collateral received that can be sold or pledged by the Company was:

Sources of collateral		
Securities purchased under agreements to resell	$	17,418,653
Securities borrowed, collateralized by cash	$	75,411,382
Uses of collateral		
Securities loaned, collateralized by cash	$	62,788,875

Litigation

In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, under certain claims. Certain of these are class actions, which seek unspecified damages, which could be substantial. The Company has not provided for any of these claims. Although there can be no assurance as to the eventual outcome of these claims, in the opinion of management, based upon the advice of its attorneys, such claims will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved.

8. Subordinated Borrowings

On January 31, 2003, March 30, 2005 and April 30, 2005 the Company entered into three separate secured demand note agreements with the Company's principal stockholder for $2,000,000, $5,000,000 and $2,000,000, respectively. Two of the agreements bear interest at 2% and the third at 4%. These are recorded as receivables from related parties and subordinated borrowings on the statement of financial condition. The debts are collateralized by securities with a market value of $14,247,788 at December 31, 2005. Interest is paid monthly with the principal amount due at maturity on February 28, 2006, March 31, 2008 and May 31, 2008, respectively.

During the year ended December 31, 2005, a secured demand note agreement matured for $2,000,000.

On December 1, 2005, the Company prepaid a subordinated debt agreement with the Company's principal stockholder for $4,000,000.

The National Association of Securities Dealers has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

During the year ended December 31, 2005, the Company recognized approximately $856,000 in commission revenue and $137,000 for stock borrow rebate interest income related to doing business with the partnership operated by PCM Ventures II, LLC.

During the year ended December 31, 2005, the Company recognized approximately $55,000 in commission revenue and $10,000 for stock borrow rebate interest income, related to doing business with the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

Paradigm Capital Management, Inc. (PCM), an affiliated Company through common ownership and management, uses the Company for custody and clearance services for some advisory clients. The Company recognized approximately $224,000 in commission revenue from PCM for the year ended December 31, 2005. In addition, the Company allocates overhead expenses for services provided to PCM. For the year ended December 31, 2005, the expenses allocated to PCM were approximately $2,479,000.

The Company maintains brokerage accounts for the benefit of the principal stockholder. During the year ended December 31, 2005, the Company recognized approximately $61,000 for stock borrow rebate interest income on these accounts. For these accounts, the sharing of stock borrow interest income between the Company and the principal stockholder uses the same terms and conditions as the Company offers to other clients.

Net realized and unrealized gains and losses on securities owned by the Company are accrued to the benefit of the principal stockholder. Generally, compensation is paid to the principal stockholder when net gains are realized. A net realized and unrealized loss of $539,507 on securities owned by the Company was accrued to the benefit of the principal stockholder for the year ended December 31, 2005. At December 31, 2005, $4,607,402 was unpaid and is included as a payable to related parties on the statement of financial condition.

The Company leased certain other space through October 31, 2005 from a partnership, the majority of which was owned by the Company's principal stockholder. Payments under this month-to-month lease were $5,556 for the year ended December 31, 2005.

10. Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2005.

The Company has a deferred compensation plan for certain employees. Benefits in this plan vest over a five year period. The Company has accrued $883,186 related to this plan as of December 31, 2005. These amounts are included in accounts payable and accrued expenses on the statement of financial condition.

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $250,000, whichever is greater. At December 31, 2005, the Company had net capital of $15,794,802, which was 23% of aggregate debit balances and $14,442,047 in excess of required minimum net capital of $1,352,755.

12. Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual

obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at the December 31, 2005 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

13. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and by requiring collateral where appropriate.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.
During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.